Tiburon International Trading Corp.

Xinkaicun, group 5, Weizigouzhen, Jiutai

Changchun, Jilin province, China 130519

Tel: +852 8170 3801

October 23, 2018

Mr. Sergio Chinos,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:  Tiburon International Trading Corp.

       Amendment No.4 Registration Statement on Form S-1

       Filed October 5, 2018

       File No. 333-223568

Dear Mr. Sergio Chinos:

Tiburon International Trading Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 5 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated October 19, 2018 (the "Comment Letter"), with reference to the Company's amendment No.4 to registration statement on Form S-1 filed with the Commission on October 5, 2018.

In addition to the Amended Registration Statement, the Company supplementally respond to the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Plan of Distribution, page 12

1. It appears that you have inadvertently reflected a share price of $0.30 for the selling stockholders. Please revise this section and selling shareholder plan of distribution section to clarify that the shares will be sold at the fixed price of $0.03 for the duration of the offering.

The company’s response: We have revised this section and selling shareholder plan of distribution section to clarify that the shares will be sold at the fixed price of $0.03 for the duration of the offering.

Exhibit 5.1

2. We note your response to our prior comment 3. Please have counsel revise the legal opinion to opine, if true, that the 100,000 shares of common stock being offered by the selling stockholders are legally issued, fully paid, and non-assessable. Please refer to Section II.B.2.h of Staff Legal Bulletin No. 19.

The company’s response: We have filed revised counsel legal opinion as an exhibit to the registration statement.

Please direct any further comments or questions you may have to the company at tiburoninternational@yahoo.com.

Thank you.

Sincerely,

/S/ Yun Cai

Yun Cai, President